Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

DIRECT TESTIMONY OF JAMES S. KAHAN

Senior Executive Vice President for Corporate Development

SBC Communications Inc.

May 4, 2005

DIRECT TESTIMONY OF JAMES S. KAHAN

Senior Executive Vice President for Corporate Development

SBC Communications Inc.*

I.                                         INTRODUCTION

Q1.                            PLEASE STATE YOUR NAME AND TITLE.

A1.                             My name is James S. Kahan.  I am the Senior Executive Vice President for Corporate Development of SBC Communications Inc. (“SBC”).

Q2.                            PLEASE DESCRIBE YOUR EDUCATIONAL BACKGROUND, WORK EXPERIENCE, AND CURRENT JOB RESPONSIBILITIES.

A2.                             I have nearly 40 years of experience in the telecommunications industry.  I received a Bachelor’s degree in Electrical Engineering from Purdue University and a Master’s degree in Business Administration from the University of North Carolina.  I began my professional career as an engineer with Western Electric in 1967.  Prior to joining Southwestern Bell Telephone (“SWBT”) in 1983 I was transferred from Western Electric to Bell Laboratories, South Central Bell and AT&T.  In 1984, I moved to SBC’s Corporate Development Organization where I worked on the acquisition of Metromedia’s cellular and paging systems and various other acquisitions.  In 1988 I became Managing Director-Corporate Development, and in that position I was responsible for SBC’s mergers and acquisitions activities and international business development.  During this time I was involved in negotiating SBC’s participation in a consortium which purchased an interest in Telefonos de Mexico (“Telmex”).  I was appointed Senior Vice President for Corporate Development and became an Officer of SBC in 1992.

* Please see the Investor Disclosure Statement included as Attachment A to this testimony.

From 1993 through the present, I have been principally responsible for all of SBC’s mergers and acquisitions activities and have participated in development of the company’s long-term growth strategies.  I have been actively involved in and responsible for the negotiation of SBC’s acquisitions of Pacific Telesis Group, Southern New England Telecommunications Corporation, Ameritech Corporation, and AT&T.  I also was responsible for the negotiation of Cingular’s acquisition of AT&T Wireless.

I have been directly involved in SBC’s consideration of its strategic options to remain competitive in the rapidly transforming telecommunications industry.  I am intimately familiar with the strategic imperatives that drove SBC to seek to merge with AT&T.

Q3.                            WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A3.                             The purpose of this testimony is to support the joint petition filed on February 28, 2005, by SBC and AT&T Corp. and its certificated subsidiaries, the Joint Petitioners in this proceeding.  The Joint Petitioners have requested Board approval of the merger between SBC and AT&T.  My testimony will describe how the merger satisfies the four factors that the Board will consider in its review of the Joint Petition.  In particular, my testimony addresses the likely effect of the merger on:  (1) competition; (2) the rates of New Jersey customers that may be affected by the merger; (3) the provision of safe and adequate service at just and reasonable rates; and (4) employment.(1) I will describe the market developments that led SBC and AT&T to agree to the merger, and some of the benefits that will flow from the merger.  I will discuss the rapid transformation in the telecommunications industry; describe the effects of that transformation on legacy providers such as SBC and AT&T; explain why the combination of SBC and AT&T will create a stronger competitor with the resources necessary to respond to the forces that are reshaping the telecommunications industry; and describe the anticipated effects of the merger on competition, quality of service, rates, and the employment outlook in New Jersey.

The remainder of my testimony is divided into six parts.  First, I discuss the technological events of the past decade that have fundamentally transformed the telecommunications industry.  Second, I describe the effects of that transformation on legacy providers such as SBC and AT&T.  Third, I explain that the merger of SBC and AT&T is a direct and necessary response to this transformation.  Fourth, I explain that the merger will enhance competition in New Jersey, by creating a more viable competitor.  Fifth, I describe the enhanced product development and improved quality of service that will result from combining AT&T’s global network and technological leadership with SBC’s traditional focus on the mass market and small- to medium-sized businesses.  Finally, I explain that the merger will yield substantial cost savings while at the same time improving the long-term employment outlook in New Jersey.

(1)  See Prehearing Order, I/M/O the Joint Petition of SBC Communications, Inc. and AT&T Corp., Together With Its Certificated Subsidiaries for Approval of Merger, BPU Docket No. TM05020168 (April 20, 2004).

II.                                     THE TECHNOLOGICAL TRANSFORMATION OF THE TELECOMMUNICATIONS INDUSTRY

Q.                                   WHAT ARE THE PRINCIPAL FACTORS THAT HAVE AFFECTED THE COMMUNICATIONS INDUSTRY IN THE PAST DECADE?

A.                                   There are three principal factors:  (i) the exponential growth of wireless communications as a substitute for the traditional wireline services; (ii) the similarly explosive growth of the Internet as a method of communication, particularly over long distances; and (iii) the emergence of broadband applications, including cable modem and DSL, providing still other vehicles for communication that compete with traditional wireline service.

Q4.                            PLEASE DESCRIBE THE GROWTH OF THE WIRELESS MARKET IN THE PAST DECADE.

A4.                             During this time period, mobile wireless communication has exploded, driven by more efficient technologies, added spectrum and intense competition.  In New Jersey, for example, FCC data shows that the number of wireless subscribers in the state grew close to 300% between 1999 and 2004 and now total more than 6.3 million.(2)  As the graph below demonstrates, as these trends have been replicated nationwide, the price for wireless communications dropped dramatically.  Today, providers offer large bundles of anytime minutes and nationwide calling, which has met with a corresponding surge in usage.

(2)  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Table 13 (Dec. 2004).

Q5.                            HOW HAS THIS GROWTH AFFECTED TRADITIONAL WIRELINE REVENUES?

A5.                             These developments have triggered a massive migration of traffic from local and long distance wireline networks onto wireless networks.  Total wireless industry service revenues exceeded $97 billion in 2003, far surpassing wireline long distance revenues of $74 billion for the same period, and continue to take an increasing share of the total telecom marketplace.(3)

Q6.                            IS THIS CUSTOMER MIGRATION TOWARDS WIRELESS LIKELY TO CONTINUE?

A6.                             Yes.  As noted above, wireless subscribership in New Jersey has grown almost 300% in the last five years and now numbers more than 6.3 million.  That trend has been replicated nationwide and is likely to continue.  In 2005, the number of

(3)  US Telecom Data Book – 3Q 04, Deutsche Bank Securities Inc. (November 2004).

wireless subscribers is projected to outnumber wireline access lines for the first time.(4)

In addition, aside from shifting traffic from wireline to wireless networks, consumers are increasingly replacing both primary and second wireline access lines with wireless phones.  20 million new wireless subscribers are being added annually,(5) whereas wireline access lines are declining,(6) in large part due to wireless growth.  It is now well established in the industry that an increasing share of wireless subscribers are abandoning their wireline phone altogether.(7)  Nationwide, the percentage of wireless users that have given up wireline service has grown to 7-8 percent,(8) and approximately 2.7 million additional wireless

(4)  Trend implied from FCC, Local Telephone Competition; Status as of June 30, 2004 (Dec. 2004).

(5)  See, e.g., CTIA, CTIA’s Semi-Annual Wireless Industry Survey Results, June 1985 – December 2003, http://files.ctia.org/pdf/CTIA_Semiannual_Survey_YE2003.pdf.  See FCC, Local Telephone Competition: Status as of December 31, 2003 at Table 13 (June 2004).

(6)  See FCC, Local Telephone Competition: Status as of December 31, 2003 at Table 1 (June 2004).

(7)  See generally G. Campbell, et al., Merrill Lynch, Investext Rpt. No. 7453992, Voice over Broadband – The Challenge from VoIP in the Resident – Industry Report at *19 (June 24, 2003) (“Declining costs and improving quality in wireless make it inevitable that wireline minutes will continue to migrate to wireless – and that an increasing proportion of customers will look to disconnect wireline service entirely.”); J. Bazinet, et al., JP Morgan, The Art of War at 7 (Nov. 7, 2003) (“an increasing number of consumers are turning off their wireline phone altogether and using their wireless phone as their primary phone.”).

(8)  Adam Quinton, Co-Head of Global Telecom Services Research, Merrill Lynch, prepared witness testimony before the Subcommittee on Telecommunications and the Internet of the House Energy and Commerce Committee, Washington, DC (Feb. 4, 2004) (“an estimated 7% of telephone users only have a cell phone”); B. Bath, Lehman Brothers, Consumer VoIP Threat Overdone at Figure 2 (July 1, 2004) (“July 2004 Lehman Brothers VoIP Report”) (estimating 7% displacement in 2003 and 8% displacement in 2004).

subscribers are now giving up their wireline phones each year.(9)  An even larger percentage of young consumers – which will make up the next generation of homeowners – are disconnecting their wireline service (or never purchase wireline service in the first place), which makes it likely that the rate of substitution will increase even further in the future.(10)  Analysts accordingly predict that within four years, approximately 22 million access lines – approximately 13 percent of total access lines – will be displaced by wireless.(11)  This trend has been well documented in New Jersey.(12)

Q7.                            TURNING TO THE SECOND FACTOR YOU MENTIONED, HOW HAS INCREASED USE OF THE INTERNET AFFECTED THE COMMUNICATIONS INDUSTRY?

A7.                             There has been a massive increase in the number of online households and in the use of applications like e-mail.  Like the growth of wireless service, the rise of the Internet has also played an important role in the decline of long distance voice

(9)  See July 2004 Lehman Brothers VoIP Report at Figure 2.

(10)  See, e.g., A. Quinton, et al., Merrill Lynch, Telecom Services: Unraveling Revenues at 5 (Nov. 20, 2003) (“[W]e believe that demographic trends favor wireless. . . .. So, as the US population ages, more young people are likely to become wireless subscribers – and either displace the purchase of a wireline service with wireless or cut the cord on an existing line.”); S. Ellison, IDC, U.S. Wireline Displacement of Wireline Access Lines Forecast and Analysis¸2003-2007 at 7 (Aug. 2003) (“The first communications services purchased by youth and young adults are now often wireless services.  Adoption of wireless by teenagers is increasingly being translated into forgoing traditional primary access lines when such wireless users go to college or otherwise establish their own households.”).

(11)  See S. Ellison, IDC, U.S. Wireless Displacement of Wireline Access Lines Forecast and Analysis¸ 2003-2007 at Table 9 (Aug. 2003); see also C. Wheelock, In-Stat/MDR, Cutting the Cord: Consumer Profiles and Carrier Strategies for Wireless Substitution at 4 (Feb. 2004) (In-Stat/MDR predicts, in its “base scenario forecast”, which is the “most likely outcome,” that 29.8% of wireless subscribers will not have a landline by 2008.).

(12)  See A. Leichman, Cutting the Cord, The Record (Bergen, NJ) (Feb. 5, 2005) (“Already, 14.4 percent of U.S. consumers (nearly half of them 18 to 34 years old) use a wireless phone as their primary telephone, and analysts predict that 18 million access lines will be displaced by wireless come 2007.”).

traffic.  The number of households with Internet access reached 64 million in 2003 and is expected to surpass 80 million by 2008.(13)

Q8.                            IS NEW JERSEY AT THE FOREFRONT OF THE INCREASING USE OF THE INTERNET AND INFORMATION TECHNOLOGIES?

A8.                             Yes.  A recent study of states that are positioned to succeed in the technology-led information age ranked New Jersey in the top seven nationwide.(14)  This study reflects the fact that New Jersey is on the cutting edge in terms of the adoption of forward-looking communications-based technologies, including Internet-based applications.

Q9.                            WHAT HAS BEEN THE EFFECT OF INCREASING ACCESS TO BROADBAND?

A9.                             The dramatic shift to broadband Internet access over the past few years, through both cable modem and DSL, has vastly expanded the content and services available to customers.  Broadband Internet connections increased from about 6 million in 2000(15) to 27 million in 2003.(16)  In New Jersey, as of June 2004, the FCC reported 16 providers of high-speed access lines providing a total of more

(13)  US Telecom Data Book – 3Q 04, Deutsche Bank Securities Inc. (November 2004).

(14)  See Milken Institute Press Release, Who’s Number One in Technology and Science?  Massachusetts, California, Colorado, Maryland, Virginia Lead Milken Institute Index (Mar. 31, 2004).

(15)  Telecom Services 2001, JP Morgan (November 2, 2001).

(16)  US Telecom Data Book – 3Q 04, Deutsche Bank Securities Inc. (November 2004).

than 1.2 million broadband lines in the state (up from just over 100,000 such lines in 1999).(17)

Now, new broadband Internet technology is fueling the next transformational event in telephony.  This new development, VoIP, is rapidly expanding as an alternative to local wireline and long distance calling from traditional operators.  VoIP is offered by a wide range of companies, including multi-system cable operators and numerous firms that did not exist a few years ago, such as Vonage, 8 x 8, and Broadvoice.  As an example, Comcast (the leading cable provider in New Jersey with close to 1.4 million residential customers(18)) has announced that it is rapidly deploying VoIP to all of the households it passes and that it will complete the job by the end of 2006.(19)  Comcast further projects that one in five of the households it passes will subscribe to its VoIP service within five years.(20)  Moreover, Cablevision, the second-leading cable provider in New Jersey, already offers VoIP throughout its footprint in the state,(21) as does Time Warner.(22)

(17)  See FCC, High-Speed Services for Internet Access:  Status as of June 30, 2004 at Tables 6-8 (Dec. 2004).

(18)  See NJBPU Cable Facts 2004 at 37 (Dec. 2003).

(19)  Comcast presentation at the 15th Annual Smith Barney Citigroup Entertainment, Media and Telecommunications Conference (January 10, 2005).

(20)  Id.

(21)  See, e.g., T. Henderson, et al., Stifel, Nicolaus & Co., U.S. Cable 2005 Industry Outlook at 4 (Jan. 13, 2005) (“Cablevision made the VOIP leap over their entire footprint late in 2004 and has already surpassed our year-end expectations with north of 250,000 subscribers. This represents over 5% penetration of their 4.5 million homes passed and bodes well for cable’s opportunity in voice); Media Business Corp., Top 10 MSOs by County (Mar. 2004).

Q10.                     ARE CUSTOMERS DECREASING THEIR USE OF WIRELINE SERVICE IN CONJUNCTION WITH THEIR INCREASED USE OF WIRELESS, INTERNET, AND BROADBAND SERVICES?

A10.                       Yes.  The developments described above have dramatically reduced the volumes of wireline long distance traffic and corresponding revenues.  In 1998, the average household used 144 minutes per month for long distance calls.  By 2002, this number was down to an average of 90 minutes per month,(23) and, this year, it is expected to be approximately 71 minutes.(24)

Q11.                     WHAT HAVE BEEN THE CONSEQUENCES OF THESE TECHNOLOGICAL CHANGES FOR WIRELINE COMPETITION?

A11.                       Increasingly, voice telecommunications services have become “commoditized”:  that is, consumers treat them as a fungible commodity, like wheat or corn, that can be obtained from any number of sources.  As a result, demand for traditional wireline local and long distance services has declined significantly as substitutes like wireless, Internet, and broadband have grown and as competitors continue to enter the telecommunications industry.

III.                                 THE EFFECT OF THE TELECOMMUNICATIONS TRANSFORMATION ON LEGACY PROVIDERS

Q12.                     HOW HAVE THE ABOVE-DESCRIBED CHANGES ALTERED THE DYNAMICS OF THE TELECOMMUNICATIONS MARKETPLACE FOR LEGACY PROVIDERS LIKE SBC AND AT&T?

(22)  A. Bezoza, et al., Freidman, Billings, Ramsey & Co., Cable and Broadband:  Verizon Selects Microsoft’s Foundation Set-Top Software – Telco Video is Still Years Away at 2 (Jan. 31, 2005).

(23)  FCC, Statistics of the Long Distance Telecommunications Industry Report (May 14, 2003).

(24)  J. Bazinet, et al., J.P. Morgan, The Art of War at Table 10 (Nov. 7, 2003).

A12.                       The technological changes of the past decade have had a significant effect on legacy providers of telecommunications services.  New advances in technologies, such as Internet Protocol (“IP”) and improvement in fiber optic transmission (e.g. Wavelength division multiplexing), along with an influx of new competitive entrants in the late 1990s, spurred a massive increase in telecommunications investment.  After years of relative stability, capital spending across the industry surged to more than $120 billion in 2000, more than three times the amount spent in 1996.(25)  This surge in spending yielded significant excess transport capacity.  That excess capacity has led to low prices for customers, but also to reduced returns on investment for market participants.  Some previously strong and respected companies no longer exist, or are only a shadow of their former selves, and many new industry participants have faltered.

Q13.                     ARE THERE ANY PARTICULAR REASONS FOR THESE PROBLEMS?

A13.                       Following this cycle of over-expansion, the industry began to experience a slowdown in spending by businesses on new telecommunications and information systems.  During this time period, the industry was also struck with news of large scale fraud by certain participants.  The combination of these developments, combined with severe price deflation for many core legacy telecommunications services, ultimately led to a period of retrenchment, during which the industry lost approximately $2 trillion in market value.  At the same time, the competitive landscape evolved dramatically in the ways I’ve described above.  These events,

(25)  The industry spent 36 percent of its total revenues on capital investments in 2000, up from 18 percent in 1996.  J.P. Morgan, Telecom Revenue and Capex Trends (May 29, 2002).

as I explain below, led to SBC’s strategic decision to acquire AT&T, with the objective of creating a stronger and more efficient competitor at all levels of the market.

IV.                                THE MERGER OF SBC AND AT&T IS A NECESSARY AND PRUDENT RESPONSE TO RAPIDLY CHANGING INDUSTRY CONDITIONS.

Q14.                     PLEASE DESCRIBE THE RESPECTIVE STRENGTHS THAT SBC AND AT&T WOULD BRING TO THE COMBINED ORGANIZATION SO THAT IT MAY BETTER BATTLE THESE MARKET CONDITIONS.

A14.                       SBC and AT&T have complementary strengths and product sets, and are focused on sales to different groups of customers.  SBC is a provider of voice, data, broadband and related services to consumers, businesses and wholesale customers, primarily on a local and regional basis in its 13 state region.  SBC holds a 60% ownership interest in the largest U.S. wireless company, Cingular Wireless, and is one of the leading providers of residential broadband DSL services.  At present, SBC is making a $4 billion investment to implement its initial roll-out of next-generation video and other IP-based voice and data services to 18 million households within three years.

For its part, AT&T provides a broad array of voice, data and IP-based services to customers on its global and national IP-based networks.  It has a presence in more than 50 countries, allowing it to compete for the business of the largest global enterprises.  AT&T has been a leader in the development of innovative products through its AT&T Labs.  Although AT&T has in the past marketed local and long-distance service to mass-market customers, in mid-2004, it made an irreversible decision to discontinue such marketing.

Q15.                     WILL THIS MERGER CREATE A WHOLE STRONGER THAN THE SUM OF ITS PARTS?

A15.                       Yes.  The combined SBC and AT&T will be a stronger and more enduring U.S.-based global competitor than either company could be alone, capable of delivering the advanced network technologies necessary to offer integrated, innovative high quality and competitively priced telecommunications services to meet the national and global needs of all classes of customers worldwide.  Thus, for example, in New Jersey, large enterprise customers will be assured of a competitive alternative that will provide state-of-the-art technologies and efficient, high-quality service.  As I explain in more detail below, it also means that mass-market customers in New Jersey are likely to have more choice, as the combined company more aggressively deploys and markets mass-market VoIP service.  Furthermore, the combined organization will have the resources, expertise and incentives to adapt the sophisticated products that AT&T has developed for its enterprise customers to the needs of small and medium businesses and consumers, and the marketing expertise and infrastructure to reach those customers.

V.                                    THE MERGED FIRM WILL ENHANCE COMPETITION IN NEW JERSEY.

Q16.                     PLEASE DESCRIBE THE TYPICAL “ENTERPRISE” CUSTOMER.

A16.                       SBC’s definition of an “Enterprise” customer is a business that generally purchases more than $48,000 in telecommunications services annually from SBC.  Many of these customers require complex telecommunications products and services.

Q17.                     ARE THERE MANY ENTERPRISE CUSTOMERS IN NEW JERSEY?

A17.                       Absolutely.  New Jersey is home to many large businesses.  Indeed, three dozen Fortune 1000 companies call New Jersey home, including companies such as Johnson & Johnson, Prudential Financial, and Honeywell International.(26)  In addition, New Jersey boasts numerous large universities (including, to name just a few, Rutgers, Princeton, and Seton Hall) and government entities with highly sophisticated communications needs.

Q18.                     HOW DO THESE LARGE BUSINESS CUSTOMERS DIFFER FROM SMALLER CUSTOMERS IN THEIR PURCHASE OF SERVICES?

A18.                       SBC’s experience is that larger business customers demand unique and more customized telecommunications systems.  These customers have knowledgeable staff (and many use consultants) that prepare rigorous bid requirements, analyze proposals, use advanced bid procedures (including online or electronic bidding designed to encourage competitors both to undercut each other’s prices and to out-deal each other by offering more advanced bid responses), and negotiate terms.  Among larger customers, these bids tend to be extensively tailored to the specific requirements of the business.  These customers are often willing to combine or separate components of their systems and award them to different suppliers in order to tailor the most cost and performance effective solutions.  SBC processed about 30,000 custom pricing quotations for business customers during 2004, including custom bids for large enterprise customers.

(26)  Fortune 1000: How the States Stack Up, Fortune, available at http://www.fortune.com/fortune/fortune500/movie.html.

Q19.                     WHAT EXPERIENCE HAS SBC, STANDING ALONE, HAD WITH THESE LARGE BUSINESS CUSTOMERS?

A19.                       SBC has sought since the late 1990s to become a significant provider to enterprise customers at the national level.  In support of that objective, SBC began in 1999 to make substantial investments to expand its geographic reach and the scope of its products and services to appeal to large national enterprise customers.  Despite the commitment of significant resources and investment to execute the “National-Local” strategy we envisioned at the time of the Ameritech acquisition, the results so far have fallen short of our expectations.  We have come to realize that acquisition of a firm that has the strengths and resources we lack is a far more prudent strategy.

Q20.                     PLEASE ELABORATE ON THE “NATIONAL-LOCAL STRATEGY.”

A20.                       The “National-Local” strategy was our organic attempt to achieve in a reasonable time frame the critical mass of customers needed to achieve the scale and scope economies required to compete successfully in the large business segment.  It involved the initial expansion to 30 out-of-region markets (including Newark, Bergen-Passaic, and Middlesex) with an interconnecting backbone network.  We have so far spent in excess of $1 billion over five years comprising facilities, start-up sales and marketing costs, and introduction of SBC’s products.  Still, we find it very difficult to win a prime supplier role for large enterprise customers, for reason I explain below.

Q21.                     SBC HAS PRIMARILY FOCUSED ON OPERATIONS IN A 13-STATE REGION.  HOW HAS SBC TRIED TO BECOME A NATIONWIDE PROVIDER?

A21.                       To attempt to address its limited geographic presence out of region, SBC has formed strategic and commercial relationships to use third party networks for transport and local access in areas where we lacked our own network facilities.  The most significant of these has been with Wiltel.  Large business customers are, however, often hesitant to award SBC major contracts because it cannot guarantee its ability to manage and control the networks over which the service is provided.  As explained in the testimony of Christopher Rice, the reason for this reluctance is that on-net traffic is better controlled by the primary network provider; there is less opportunity for delays or trouble at network-to-network interconnect points, less risk of missed orders or provisioning delays between networks, and on-net providers can control all of the network elements and give the highest degree of accountability and performance, among other reasons.

Q22.                     HAVE SBC’S OUT-OF-REGION EFFORTS INCLUDED ATTEMPTS TO WIDEN ITS PRODUCT RANGE?

A22.                       Yes.  SBC’s efforts to expand out-of-region also included working to expand our product portfolio, especially for data and converged voice-data services.  SBC’s historic strength has been in the consumer and small-to-medium business segments of the marketplace.  These consumer and smaller business customers, in addition to being more local or regional, have to date required less sophisticated products and service, both for voice and data communications.  Large enterprises, on the other hand, are extremely demanding, and they want the most feature-rich, cost-effective, flexible, reliable, and secure communications services available.  It is common for large enterprises to impose very high service level requirements on their network provider.  These commitments, known as Service Level Agreements

(or SLAs), can apply to a broad range of things, including minimum provisioning intervals, minimum up-times and availability, maximum tolerances for throughput delays or errors, etc., and often impose financial penalties for failure to perform to the specified SLAs.

Q23.                     PLEASE DESCRIBE SBC’S PROGRESS IN DEVELOPING THESE NEW PRODUCTS?

A23.                       Like the task of creating a national and international network for purposes of geographic expansion, the product development effort to meet the needs of large enterprise customers is extremely costly and time consuming, and SBC continues to lag significantly behind companies like AT&T, MCI, and system integrators, which have continued to enhance and improve their abilities to provide the differentiating managed and system integration capabilities and sophisticated network applications, such as call routing and service management tools, that SBC has no track record in providing.

Q24.                     ABSENT CONSUMMATION OF THE MERGER WITH AT&T, WHAT WOULD SBC’S PROSPECTS BE FOR THE ENTERPRISE MARKET?

A24.                       For the reasons described above, our competitive success is greatest among consumer and smaller business customers, particularly in our 13-state region.  As we have begun to compete for larger business customers, our success rate likewise has been greatest with customers that are predominantly within our region and those with fewer locations.  By contrast, our success is much more limited with larger enterprises, particularly with those business customers with a large portion of their locations outside of our region.  In fact, recognizing our competitive disadvantage with larger business customers that have a significant portion of their locations outside our region, our sales strategies identify and pursue only those accounts that we are best suited to serve, namely those that closely fit the description of our past successes. SBC focuses its attention on competing to provide services to business customers in its “sweet spot,” which refers to businesses with locations predominantly located within SBC’s footprint.  That is, SBC typically does not even try to compete for business where more than half of the customer’s locations are out of its footprint or where more than 20% of the traffic is international. This eliminates a large portion of potential enterprise customers.  Given our relative lack of geographic scope, product portfolio and established reputation among this segment of the market, we do not believe that, absent the merger, we will be able to compete effectively for a prime supplier role for the majority of the largest enterprise customers in the foreseeable future.

Q25.                     HOW WILL CONSUMMATION OF THE MERGER HELP THE COMBINED ORGANIZATION COMPETE IN THE ENTERPRISE, SMALL-BUSINESS, AND RESIDENTIAL MARKETS?

A25.                       The combination of the complementary strengths of SBC and AT&T will result in a more effective competitor in all customer segments.  The merged firm will be a financially stronger competitor that is better able to deliver the advanced network technologies necessary to offer integrated, innovative, high quality and competitively priced telecommunications services to all customers.  The combined organization will have the financial ability to continue cutting edge research and product development.  In addition, because of its broader and more diverse customer base, the combined organization will have a greater incentive to invest in R&D and capital improvements.  These developments will result in a financially stronger competitor that is better able to deliver the advanced network technologies necessary to offer integrated, innovative, high quality and competitively priced telecommunications services to all customers.

Q26.                     WILL THE COMBINED COMPANY BE BETTER POSITIONED TO COMPETE WITH FOREIGN COMPANIES SEEKING TO GAIN A FOOTHOLD IN U.S. MARKETS?

A26.                       Yes.  The merger will ensure that U.S. enterprise customers, including the many enterprise customers in New Jersey, will continue to have a U.S.-owned competitive alternative that can efficiently provide the sophisticated products these customers demand at the quality they require.  This development benefits not only U.S. business, but also national security.  AT&T’s and SBC’s networks are an important part of the nation’s communications infrastructure.  SBC intends to continue to invest in AT&T’s facilities (as well as its own) to keep pace with technology and market development.  The merger thus maintains a strong U.S. company capable of competing with foreign firms to serve global customers, including not only large businesses (including large businesses in New Jersey), but also federal government installations critical to national security and defense.  The merger will also preserve the vitality of an important provider of telecommunications services to national, state and local governments.

Q27.                     WILL THE MERGER NEGATIVELY AFFECT COMPETITION IN NEW JERSEY IN ANY MARKET SEGMENT?

A27.                       No.  Today, SBC’s competitive presence in New Jersey is not significant. As the Board is aware, as of January 2005, SBC Long Distance had [BEGIN CONFIDENTIAL][END CONFIDENTIAL] The merger will accordingly result in no meaningful elimination of competition in New Jersey.  On the contrary, for the reasons explained above, the merger will enhance competition in New Jersey, by resulting in a more robust company that is better able to meet the challenges of the quickly evolving industry and thus to provide more vibrant competition to the incumbent competitors in the state.  In addition, as I will discuss in more detail below, the merger will permit the combined company to more efficiently and effectively deploy VoIP services to all customer segments, including the mass market, than either company could standing alone.

VI.                                THE TRANSACTION WILL ENHANCE PRODUCT DEVELOPMENT AND IMPROVE QUALITY OF SERVICE

Q28.                     FROM A “PRODUCT” POINT OF VIEW, WHAT WILL BE THE BENEFITS OF THE MERGER?

A28.                       The combined organization will have enormous incentives to innovate, raise productivity, and improve the price/performance of its products as it meets the continuing competitive threat of both traditional competitors, customer-premise equipment manufacturers, and non-traditional rivals such as system integrators, cable companies, independent VoIP providers, and others.

Q29.                     DESCRIBE HOW THE MERGED ENTITY WILL BE ABLE TO INCREASE DEVELOPMENT OF NEW PRODUCTS.

A29.                       As both Mr. Rice and Dr. Eslambolchi explain in more detail, the combination of the research skills and infrastructure of AT&T Labs with SBC’s access to capital and marketing expertise will yield increased innovation.  SBC’s emphasis on services to its residential and small and medium business customers will provide the incentive for more rapid deployment of AT&T’s advanced technologies to those customers.  As Mr. Rice also explains, SBC plans to increase capital expenditures to achieve this goal.

Q30.                     SPECIFICALLY, WHAT WILL BE SBC’S INVOLVEMENT IN VOIP?

A30.                       The transaction will result in a more rapid deployment of VoIP services to enterprise and mass market customers, including customers in New Jersey.  As noted above, demand for and availability of VoIP services is expected to grow exponentially in the next few years.  SBC intends to continue AT&T’s “CallVantage” VoIP product both in and outside of SBC’s existing service territory.  Today, CallVantage trails other VoIP providers in market penetration.  As Mr. Rice explains, combining AT&T’s and SBC’s IP backbones will permit the company to more efficiently deploy VoIP.  By coupling that network integration with SBC’s traditional consumer focus, the merged firm will be able to deploy VoIP more rapidly and in a technically robust and cost effective manner.  SBC fully expects, moreover, that this deployment will work to the benefit of customers in New Jersey and in other states outside of its traditional 13-state region.

Q31.                     HOW WILL THE MERGER AFFECT QUALITY OF SERVICE?

A31.                       The transaction will permit the merged firm to provide improved quality of service to all consumers through integration of AT&T’s broad national and global IP network with SBC’s network.  As Mr. Rice explains in more detail, this will allow a more efficient and cost-effective distribution of network traffic, as well as the redeployment of redundant equipment and facilities.  The reduced handoffs between networks, reduced “choke points,” reduced latency (i.e., delayed signal flow), and reduced packet loss resulting from integrating the networks all will lead to higher quality service, increased security, and increased reliability for all customers.

Q32.                     DOES SBC PLAN ON EXPANDING ITS PRODUCT LINE IN NEW JERSEY IN THE WAKE OF THE MERGER?

A32.                       Yes.  The merged firm will be able to more quickly provide a broader range of products to all customers both nationally and in New Jersey.  First, in the enterprise segment, SBC expects that the merged firm will be able to more quickly develop and deploy new innovative products, particularly IP-based products.  As Dr. Eslambolchi explains, AT&T Labs has long been an industry-leader in IP network solutions.  SBC expects that leadership to continue, and it further expects that the increased capital spending and incentives to invest in innovation will result in bringing new services to market more quickly than would otherwise be the case.

Second, SBC also expects that many of the innovations pioneered by AT&T Labs will be applicable to mass-market and medium-sized businesses.  Particularly in the areas of fraud detection and security solutions, network storage, and Internet data centers (that host and distribute IP-based services), AT&T has developed enterprise solutions that SBC believes may be applicable to a broader market.  Likewise, in light of the broader customer base of the merged company, future innovations will be directed at all customer segments (including small- and medium-sized business and the mass markets).  New Jersey customers large and small accordingly should benefit from the increased innovation and product expansion that stems from the merger.

Third, as I noted above, SBC anticipates that, in the wake of the merger, the combined firm will more aggressively deploy a VoIP product to the mass market, including the mass market in New Jersey.  This step will plainly benefit New Jersey customers, as it will make available to them a cutting-edge IP-based voice offering with all the flexibility and potential for enhanced capabilities that IP promises.

VII.                            THE MERGER WILL YIELD COST-SAVINGS WHILE ENHANCING THE LONG-TERM EMPLOYMENT OUTLOOK IN NEW JERSEY.

Q33.                     PLEASE DESCRIBE THE COST SAVINGS THAT WOULD RESULT FROM CONSUMMATION OF THE MERGER.

A33.                       The merger of SBC and AT&T will result in substantial savings in both fixed and variable costs of operations.  Anticipated synergies are over and above benefits expected from each company’s on-going productivity initiatives in the absence of a transaction.  Improved efficiencies and cost savings will be derived from areas such as: elimination of duplicate facilities; consolidation of billing and operating support systems, greater utilization of network assets by combining the companies’ traffic streams (especially as applications increasingly become IP); greater scalability from business process improvements (including mechanization functions and higher flow-through rates); greater scalability from standardization and automation of IT systems and elimination of duplicative IT development projects; and reduction of off-net, third party network expenses.  The synergies are anticipated to commence immediately and reach an annual run rate of $2 billion by 2008.(27)  SBC estimates the net present value of these synergies, net of costs to achieve, is approximately $15 billion.  Wall Street research analysts have generally agreed that the synergies identified by SBC are reasonable and achievable.

Q34.                     HOW WILL NEW JERSEY CUSTOMERS BENEFIT FROM THESE COST-SAVINGS?

A34.                       As I’ve explained above, the combined organization will be a more efficient and aggressive competitor, with substantially increased incentives to invest in innovation and to deploy new technologies to all market segments.  Thus, for example, to the extent the merged company is able to manage its global network more efficiently by, as Mr. Rice explains, reducing the costs of handing off Internet traffic, it will have more resources to devote to the development of innovative products that will benefit all New Jersey customers large and small.

Q35.                     WHAT DO THE ANTICIPATED COST SAVINGS MEAN FOR THE EMPLOYMENT OUTLOOK IN NEW JERSEY?

A35.                       As I noted above, recent developments in the marketplace, and the reactions to those developments by the financial markets, have made for a difficult environment in the telecommunications industry in recent years.  And, as Mr. Morrissey explains in his testimony, this difficult environment, which has resulted in substantial job losses across the industry, persists today.  Importantly, however, as Mr. Morrissey also explains, the merger itself will not exacerbate that situation.  On the contrary, SBC anticipates that the merger will have a positive effect on the

(27)  Expected synergies are described more fully in materials presented at the Special Analyst Meeting by SBC and AT&T on February 1, 2005 (available at www.sbc.com).

job picture in New Jersey, as compared to what is likely to occur in the absence of the transaction.

First, SBC does not anticipate that the merger will yield significant job losses in New Jersey in the short term.  My understanding is that the bulk of AT&T employees in New Jersey are in three groups: (1) a Network Operations Center (“NOC”), (2) enterprise marketing, and (3) AT&T Labs.  Although SBC cannot predict with certainty what competitive circumstances will dictate in the wake of the merger, I can say that each of these three groups is considered a valuable asset.  The NOC, for example, ensures that AT&T’s global network operates at a high-level and with minimal interruption, a function that must continue in the wake of the merger if the combined organization is to achieve the competitive benefits described above.  Similarly, with respect to enterprise marketing, as explained above, one of the key drivers behind the merger is AT&T’s established relationships with large enterprise customers and its proven track record in attracting new customers.  SBC believes that the people who are responsible for attracting those customers and maintaining productive relationships with them are vital to the long-term success of the combined organization.  As for AT&T Labs, as also explained above, the technology leadership attained by New Jersey’s AT&T Labs employees is likewise essential to the success of the combined company, and SBC is committed to ensuring the continued vitality of that organization.  Finally, while it is likely that the merger will result in the reduction of some duplicate corporate overhead, SBC’s practice in prior mergers has been to attempt to achieve those reductions through voluntary retirement packages.

Second, over the long term, SBC anticipates that the combined company will continue to be a significant employer in New Jersey.  As I discussed above, the merger will yield a more robust company that is better able to compete in all levels of the market than either company standing alone.  As a more viable competitor in New Jersey and elsewhere, the combined organization will also be a more viable employer in the state.

Third, SBC anticipates that the merger will allow other businesses to operate more efficiently and reduce costs, and thereby improve their prospects as viable, stable employers in the state.  As I noted above, New Jersey is home to 36 Fortune 1000 companies, including companies such as Johnson & Johnson, Prudential Financial, and Honeywell International.  Again, the merger will create a more vibrant competitor that will offer better and more efficient products and services to these and other enterprise customers than either company standing alone.  These more efficient products and services will allow enterprise customers in New Jersey to operate more efficiently, which in turn will allow those customers to provide more and better jobs.

Q36.                     DOES THIS CONCLUDE YOUR TESTIMONY?

A36.                       Yes.

Attachment A

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

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